Exhibit 99.1

Banco Santander - Chile and Subsidiaries CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION ? F - 1 CONSOLIDATED INTERIM FINANCIAL STATEMENTS As of June 30, 2022 and 2021 and December 31, 2021

F - 2 CONTENT Consolidated Interim Financial Statements CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION.................................................................... F - 03 CONSOLIDATED INTERIM STATEMENTS OF INCOME .......................................................................................... F - 04 CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME.......................................................... F - 05 CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY .................................................................... F - 06 CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS................................................................................. F - 08 Notes to the Interim Consolidated Financial Statements NOTE 01 - CORPORATE INFORMATION.................................................................................................................. F - 09 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ........................................................................ F - 09 NOTE 03 - RECONCILIATION OF EQUITY AND NET INCOME................................................................................ F - 14 NOTE 04 - SIGNIFICANT EVENTS ........................................................................................................................... F - 15 NOTE 05 - SUBSEQUENT EVENTS .......................................................................................................................... F - 16

Banco Santander - Chile and Subsidiaries CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION As of June 30, 2022 As of December 31, 2021 MCh$ MCh$ ASSETS Cash and deposits in banks 2,890,381 2,881,558 Cash items in process of collection 507,463 390,271 Financial assets for trading at fair value through profit or loss 14,579,153 9,567,818 Financial derivative contracts 14,495,254 9,494,471 Debt financial instruments 83,899 73,347 Financial assets at fair value through other comprehensive income 6.020,627 5,902,514 Debt financial instruments 5,945,398 5,803,139 Other financial instrumets 75,229 99,375 Financial derivative hedge contracts 894,425 629,136 Financial assets at amortized cost 41,618,238 40,169,358 Debt financial instruments 4,581,663 4,691,730 Interbank loans 12 428 Loans and account receivable 37,036,575 35,477,200 Investments in associates and other companies 41,264 35,934 Intangible assets 93,326 95,411 Property, plant, and equipment 229,979 190,290 Right of use assets 124,014 184,528 Current taxes 6,309 121,534 Deferred taxes 800,493 710,896 Other assets 3,424,993 2,940,495 Non - current assets and disposal groups for sale 37,231 22,207 TOTAL ASSETS 71,267,896 63,841,950 LIABILITIES Cash items in process of being cleared 426,556 379,934 Financial liabilities for trading at fair value through profit or loss 14,222,893 9,507,031 Financial derivative contracts 14,222,893 9,507,031 Financial derivative hedge contracts 2,382,889 1,364,210 Financial liabilitiess at amortised cost 44,989,235 44,063,540 Deposits and other demand liabilities 15,725,629 17,900,938 Time deposits and other time liabilities 11,893,299 10,131,055 Obligations under repurchase agreements 811,731 86,634 Interbank borrowings 9,243,716 8,826,583 Issued debt instruments 7,013,641 6,935,423 Other financial liabilities 301,219 182,907 Lease liabilities 140,180 139,795 Issued regulatory capital financial instruments 1,657,709 1,461,637 Provisions 359,688 463,949 Current taxes - - Deferred taxes 521,400 427,655 Other liabilities 2,114,960 1,606,626 TOTAL LIABILITIES 66,815,510 59,414,377 EQUITY Capital 891,303 891,303 Reserves 2,861,829 2,550,559 Valuation adjustments (520,608) (353,850) Other equity instruments issued other tan capital 639,997 598,136 Retained earnings 477,572 647,065 Retained earnings from prior years 136,902 57,338 Income for the year 486,671 842,467 Minus: Provision for mandatory dividends (146,001) (252,740) Attributable to the shareholders of the Bank 4,350,093 4,333,213 Non - controlling interest 102,293 94,360 TOTAL EQUITY 4,452,386 4,427,573 TOTAL LIABILITIES AND EQUITY 71,267,896 63,841,950 F - 3 The accompanying notes form integral part of these interim consolidated financial statements.

Banco Santander - Chile and Subsidiaries CONSOLIDATED INTERIM STATEMENTS OF INCOME For the periods ended, The accompanying notes form integral part of these interim consolidated financial statements. F - 4 As of June 30, 2022 2021 MCh$ MCh$ OPERATING INCOME Interest income and readjustments 1,860,475 1,206,169 Interest expense and readjustments (915,567) (348,671) Net interest income 944,908 857,498 Fee and commission income 346,064 268,758 Fee and commission expense (154,095) (105,169) Net fee and commission income 191,969 163,589 Financial assets and liabilities for trading (58,613) 7,029 Result for derecognizing financial assets and liabilities 16,113 2,232 Foreign currency changes, readjustments and hedge accounting 142,829 60,463 Net financial result 100,329 69,724 Income from investments in associates and other companies 4,393 925 Result of non - current assets and disposal groups for sale not admissible as discontinued 826 1,848 Other operating income 1,241 740 TOTAL OPERATING INCOME 1,243,666 1,094,324 Personnel salaries and expenses (208,797) (200,659) Administrative expenses (144,102) (135,686) Depreciation and amortization (64,083) (58,324) Other operating expenses (57,534) (42,712) Total operating expenses (474,516) (437,381) OPERATING INCOME BEFORE CREDIT LOSSES 769,150 656,943 Provisions for credit risk for interbank and loans and account receivables (214,752) (188,505) Provisions for credit risk for contingent and others (27,394) (3,725) Recovery of written - off credits 45,246 35,674 Impairment due to credit risk of other financial assets 389 129 Credit loss expense (196,511) (156,427) OPERATIONAL RESULT 572,639 500,516 Income from cotinuing operations before taxes 572,639 500,516 Income tax expenses (78,031) (109,779) Income from continuing operations after taxes 494,608 390,737 NET INCOME FOR THE PERIOD 494,608 390,737 Attributable to: Shareholders of the Bank 486,671 386,956 Non - controlling interest 7,937 3,781 Earnings per share attributable to shareholders of the Bank: Basic earnings 2.58 2,05 Diluted earnings 2.58 2,05

Banco Santander - Chile and Subsidiaries CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME For the periods ended, The accompanying notes form integral part of these interim consolidated financial statements F - 5 As of June 30, 2022 2021 MCh$ MCh$ NET INCOME FOR THE PERIOD 494,608 390,737 Other comprehensive income that will not be reclassified to profit oross Equity instruments at fair value through other comprehensive income (3) (298) Income tax related to the above 1 80 Total items that will not be reclassified to the income statements 2 (218) Other comprehensive income that will be reclassified to profit or loss Debt instruments at fair value through other comprehensive income (23,850) (408,187) Cash flow hedge (202,761) (57,750) Income tax related to the above 59,836 125,765 Total items that will be reclassified to the income statements (166,775) (340,172) Other comprehensive income for the year, net of tax (166,777) (340,390) TOTAL COMPREHENSIVE INCOME FOR THE YEAR 327,831 50,347 Attributable to: Shareholders of the Bank 319,913 46,783 Non - controlling interests 7,918 3,564

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended,

		RESERVES		VALUATION ADJUSTMENTS				RETAINED EARNINGS					
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	OTHER EQUITY INSTRUMENT	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2020	**891,303**	**2,345,804**	**(2,224)**	**101,696**	**(136,765)**	**9,776**	**-**	**27,171**	**547,614**	**(164,284)**	**3,620,091**	**84,683**	**3,704,774**
Distribution of income from previous period	-	-	-	-	-	-	-	547,614	(547,614)	-	-	-	-
Equity as of January 1, 2021	**891,303**	**2,345,804**	**(2,224)**	**101,696**	**(136,765)**	**9,776**	**-**	**574,785**	**-**	**(164,284)**	**3,620,091**	**84,683**	**3,704,774**
Issue perpetual instruments	-	-	-	-	-	-	598,136	-	-	-	**598,136**	-	**598,136**
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(310,468)	-	164,284	**(146,184)**	-	**(146,184)**
Transfer of retained earnings to reserves	-	206,979	-	-	-	-	-	(206,979)	-	-	**-**	-	**-**
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(252,740)	**(252,740)**	-	**(252,740)**
Subtotal	**-**	**206,979**	**-**	**-**	**-**	**-**	**598,136**	**(517,447)**	**-**	**(88,456)**	**199,212**	**-**	**199,212**
Other comprehensive income	-	-	-	(214,689)	(236,816)	122,948	-	-	-	-	**(328,557)**	(284)	**(328,841)**
Result of continuous operations	-	-	-	-	-	-	-	-	842,467	-	842,467	9,961	852,428
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	**-**	-	**-**
Subtotal	**-**	**-**	**-**	**(214,689)**	**(236,816)**	**122,948**	**-**	**-**	**842,467**	**-**	**513,910**	9,677	**523,587**
Equity as of December 31, 2021	**891,303**	**2,552,783**	**(2,224)**	**(112,993)**	**(373,581)**	**132,724**	**598,136**	**57,338**	**842,467**	**(252,740)**	**4,333,213**	**94,360**	**4,427,573**
Distribution of income from previous period	-	-	-	-	-	-		842,467	(842,467)	-	-	-	-
Equity as of January 1, 2022	**891,303**	**2,552,783**	**(2,224)**	**(112,993)**	**(373,581)**	**132,724**	**598,136**	899,805	**-**	**(252,740)**	**4,333,213**	**94,360**	**4,427,573**
Issue perpetual instruments	-	-	-	-	-	-	41,861	-	-	-	**41,861**	-	**41,861**
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(464,975)	-	252,740	**(212,235)**	-	**(212,235)**
Transfer of retained earnings to reserves	-	309,984	-	-	-	-	-	(309,984)	-	-	**-**	-	**-**
First adoption of CNCB	-	1,286	-	-	-	-	-	12,056	-	-	**13,342**	-	**13,342**
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(146,001)	**(146,001)**	-	**(146,001)**
Other	-	-	-	-	-	-	-	-	-	-	**-**	15	**15**
Subtotal	**-**	**311,270**	**-**	**-**	**-**	**-**	**41,861**	**762,903**	**-**	**106,739**	**(303,033)**	**15**	**(303,018)**
Other comprehensive income	-	-	-	(23,828)	(202,761)	59,831	-	-	-	-	**(166,758)**	(19)	**(166,777)**
Result of continuous operations	-	-	-	-	-	-	-	-	486,671	-	**486,671**	7,937	**494,608**
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	**-**	-	**-**
Subtotal	**-**	**-**	**-**	**(23,828)**	**(202,761)**	**59,831**	**-**	**-**	**486,671**	**-**	**319,913**	**7,918**	**327,831**
Equity as of June 30, 2022	**891,303**	**2,864,053**	**(2,224)**	**(136,821)**	**(576,342)**	**192,555**	**639,997**	**136,902**	**486,671**	**(146,001)**	**4,350,093**	**102,293**	**4,452,386**

The accompanying notes form integral part of these interim consolidated financial statements.

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%		
Year 2021 (Shareholders meeting April 2022)	774,959	309,984	464,975	60	188,446,126,794	2.467
Year 2020 (Shareholders meeting April 2021)	517,447	206,979	310,468	60	188,446,126,794	1.647

F - 6

Banco Santander - Chile and Subsidiaries CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS For the periods ended, As of June 31, 2022 2021 MCh$ MCh$ A - CASH FLOWS FROM OPERATING ACTIVITIES NET INCOME FOR THE YEAR 572,639 500,516 Adjustments for non - cash items included in net income (757,814) (635,502) Depreciation and amortization 64,083 58,324 Provision for loan losses 241,757 192,101 Mark to market of trading investments 438 153 Income from investments in associates and other companies (4,393) (897) Net gain on sale of assets received in lieu of payment (1,850) 2,637 Provision on assets received in lieu of payment 123 244 Net gain on sale of property, plant and equipment (145) (176) Net interest income (944,908) (857,498) Net fee and commission income (191,969) (163,589) Changes in deferred taxes 60,447 124,919 Other non - cash items 18,603 8,280 Increase/decrease in operating assets and liabilities 1,072,381 4,443,778 (Increase) of loans and accounts receivables from customers (1,522,582) (280,007) Decrease (increase) of financial investments (356,072) 181,132 Decrease (increase) por contrato de retrocompra (activos) - - Decrease (increase) of interbank loans 415 11,287 Decrease of assets received or awarded in lieu of payment (7,526) 7,587 Increase of debits in customers checking accounts (1,547,856) 2,657,563 (Decrease) increase of time deposits and other time liabilities 1,762,243 1,174,016 Increase (decrease) of obligations with domestic banks 36,261 (117,101) Increase (decrease) of other demand liabilities or time obligations (459,607) 322,878 Increase of obligations with foreign banks 591,474 854,864 (Decrease) increase of obligations with Central Bank of Chile (210,601) 947,556 (Decrease) increase of obligations under repurchase agreements 725,097 (910,947) Increase (decrease) in other financial liabilities 118,313 30,116 (Decrease) increase of other assets and liabilities 805,804 (1,456,759) Interest received 1,860,475 1,206,169 Interest paid (915,567) (348,671) Dividends received from investments in other companies 141 506 Fees and commissions received 346,064 268,758 Fees and commissions paid (154,095) (105,169) Total cash flow (used in) provided by operating activities 887,206 4,308,792 F - 7

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended,

	As of June 30, 2022 MCh$	As of June 30, 2021 MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:		
Purchases of property, plant, and equipment	(5,328)	(18,124)
Sales of property, plant, and equipment	1,381	1,601
Purchases of intangible assets	(17,710)	(18,437)
Total cash flow used in investment activities	**(21,657)**	**(34,960)**
C - CASH FLOW FROM FINANCING ACTIVITIES:		
Originados por actividades de financiamiento de tenedores patrimoniales		
Placement of subordinated bond	361,863	-
Redemption of subordinated bond and payment of principal/interest	(7,096)	-
Placement of senior bond	142,644	609,431
Redemption of senior bond and payment of principal/interest	(756,006)	(452,300)
Redemption of letters of credit and payment of principal/interest	(1,905)	(2,637)
Redemption of mortgage bonds and payment of principal/interest	(3,297)	(3,228)
Placement of perpetual bonds	-	600,936
Payment of principal/interest of perpetual bonds	(13,765)	-
Dividend paid	(464,975)	(310,468)
Lease obligation paid	(11,905)	(22,691)
Total cash flow used in financing activities	**(754,442)**	**419,043**
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	**111,107**	**4,692,875**
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS	**(21,377)**	**12,576**
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS	**2,881,558**	**2,894,620**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS	**2,971,288**	**7,600,071**

Reconciliation of provisions for the Consolidated Statements of Cash Flow for the year ended	As of June 30, 2022 MCh$	As of June 30, 2021 MCh$
Provision for loan losses for cash flow purposes	241,757	192,101
Recovery of loans previously charged off	(45,246)	(35,674)
Provision for loan losses – net	**196,511**	**156,427**

Reconciliation of liabilities that arise from financing activities	31-12-2021	Cash Flow	Changes not related to cash flows: Acquisition	Changes not related to cash flows: Foreign currency exchange	Changes not related to cash flows: UF Inflation effect	Changes not related to cash flows: Fair value changes	30-06-2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated bond	1,461,121	354,767	-	-	(158,178)	-	1,657,710
Senior bond	6,846,834	(613.362)	-	-	692,806	-	6,926,278
Mortage finance bond	81,110	(3,297)	-	-	3,976	-	81,789
Perpetual bonds	592,648	(13,765)	-	61,113	-	-	639,996
Dividend paid	-	464,975	-	-	-	-	464,975
Lease obligation paid	139,795	(11,905)	-	-	12,290	-	140,180
Total liabilities related to financing	**9,121,508**	**(752,537)**	**-**	**61,113**	**550,894**	**-**	**8,980,978**

The accompanying notes form integral part of these interim consolidated financial statements.

F - 8

Banco Santander - Chile and Subsidiaries Notes to the Interim Consolidated Financial Statements AS OF JUNE 30, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2021 NOTE 01 - CORPORATE INFORMATION Banco Santander - Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N ƒ 140 , Santiago . The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations . Banco Santander - Chile and its subsidiaries (usually referred to herein as the “Bank” or “Banco Santander - Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking . Banco Santander Spain controls Banco Santander - Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda . and Santander Chile Holding S . A . , which are controlled subsidiaries of Banco Santander Spain . As of June 30 , 2022 Banco Santander Spain owns or controls directly and indirectly 99 . 5 % of Santander Chile Holding S . A . and 100 % of Teatinos Siglo XXI Inversiones Ltda . Banco Santande r Spain, through its subsidiaries, has control over 67 . 18 % of the Bank’s shares . NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES a) Basis of preparation These Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (hereinafter referred to as IFRS) . For purposes of these financial statements we use certain terms and conventions . References to “US $ ”, “U . S . dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, reference to “JPY” are to Japanese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch $ ” are to Chilean pesos, and references to “UF” are to Unidades de Fomento . The UF is an inflation - indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month . The UF is revalued in monthly cycles . Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month . One UF is equaled to Ch $ 33 , 086 . 83 and Ch $ 29 , 709 . 83 as of June 30 , 2022 and 2021 respectively, and Ch $ 30 , 991 . 74 as of December 31 , 2021 . As of June 2022 , UF inflation was 6 . 7 % compared to 6 . 6 % in 2021 . The effect of any changes in the nominal peso value of our UF - denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively . The Notes to the Interim Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the period . b) Basis of preparation for the Consolidated Financial Statements The Interim Consolidated Financial Statements for the period ended as of June 30 , 2022 and 2021 and December 31 , 2021 incorporate the financial statements of the entities over which the Bank has control (including structured entities) ; and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS . Control is achieved when the Bank : I. has power over the investee; II. is exposed, or has rights, to variable returns from its involvement with the investee; and III. has the ability to use its power to affect its returns. The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above . When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally . The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including : the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders; potential voting rights held by the Bank, other vote holders or other parties; rights arising from other agreements; and any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings. F - 9

Banco Santander-Chile and Subsidiaries
Notes to the Interim Consolidated Financial Statements
AS OF JUNE 30, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interest have a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank's accounting policies. All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank's equity and the non-controlling interests' equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly

In addition, third parties' shares in the Bank's consolidated equity are presented as "Non-controlling interests" in the Consolidated Statements of Changes in Equity. Their share in the income for the year is presented as "Attributable to non-controlling interest" in the Consolidated Statements of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i. Entities controlled by the Bank through participation in equity

			Percent ownership share								
			June 30, 2022			December 31, 2021			June 30, 2021		
Name of the Subsidiary	Main Activity	Place of Incorporation and operation	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Chile S.A.	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10 "Consolidated Financial Statements" (IFRS 10):

- Santander Gestión de Recaudación y Cobranza Limitada (collection services)
- Bansa Santander S.A. (financing revolving inventory lines to automotive dealers)
- Multiplica SpA (Development card incentive programs)

iii. Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

F - 10

Banco Santander - Chile and Subsidiaries Notes to the Interim Consolidated Financial Statements AS OF JUNE 30, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2021 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method: Percentage of ownership share Place of Incorporation and operation June 30, 2022 December 31, 2021 June 30, 2021 Associates Main activity % % % - - Redbanc S.A. Transbank S.A. Centro de Compensación Automatizado S.A. Santiago, Chile Santiago, Chile Santiago, Chile 33.43 25.00 33.33 33.43 25.00 33.33 ATM services Debit and credit card services Electronic fund transfer and compensation services Delivery of securities on public offer 33.33 Sociedad Interbancaria de Depósito de Valores S.A. Cámara Compensación de Alto Valor S.A. Administrador Financiero del Transantiago S.A. Sociedad Nexus S.A. Santiago, Chile 29.29 29.29 29.29 Payments clearing Administration of boarding passes to public transportation Credit card processor Administration of the infrastructure for the financial market of derivative instruments Santiago, Chile Santiago, Chile 15.00 20.00 15.00 20.00 15.00 20.00 Santiago, Chile - - - Servicios de Infraestructura de Mercado OTC S.A. Santiago, Chile 12.48 12.48 12.48 The Bank has re - evaluated the classification of Redbanc and Transbank, due to elapsed time since those companies were classified as held - for - sale, and the fact that it was not possible to find buyers, due to the economic effects of the COVID - 19 pandemic and specifically the current Chilean economic situation . Thus, the Bank has reclassified those investments as Investments in associates and accounted using the equity method . In the case of Cámara Compensación de Pagos Alto Valor S . A . , Banco Santander - Chile has a representative on the Board of Directors . As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities . In the case of Servicios de Infraestructura de Mercado OTC S . A . , the Bank actively participates, through its executives, in the administration and in the process of organization, which is why the Administration has concluded that it exerts significant influence on it . c) Non - controlling interest Non - controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly . It is presented as “Attributable to non - controlling interest” separately in the Consolidated Statements of Income, and separately from shareholders’ equity in the Consolidated Statements of Financial Position . In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non - controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage . d) Functional and presentation currency According to International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenue structure, has been defined as the Bank’s functional and presentation currency . Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency” . The Bank maintains its accounting records and prepares its financial statements in Chilean pesos . e) Foreign currency transactions The Bank performs transactions in foreign currencies, mainly in U . S . dollar . Assets and liabilities denominated in foreign currencies, held by the Bank and its subsidiaries are translated to Chilean pesos at the representative market exchange rate of the month for the reported period ; the rate used were Ch $ 922 . 12 and Ch $ 718 . 84 as of June 30 , 2022 and 2021 and Ch $ 854 , 48 as of December 31 , 2021 . The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank . F - 11

Banco Santander - Chile and Subsidiaries Notes to the Interim Consolidated Financial Statements AS OF JUNE 30, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2021 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued f) Application of new and revised International Financial Reporting Standards 1. New and revised standards effective in current year The following new and revised IFRS have been adopted in these financial statements : Annual Improvements to IFRS Standards 2018 – 2020 . Issued on May 15 , 2020 , the pronouncement contains amendments to four International Financial Reporting Standards (IFRSs) as result of the IASB's annual improvements project : 1. IFRS 1 First - time Adoption of International Financial Reporting Standards . Subsidiary as a first - time adopter . The amendment permits a subsidiary that applies paragraph D 16 (a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs . 2. IFRS 9 Financial Instruments . Fees in the ‘ 10 per cent’ test for derecognition of financial liabilities . The amendment clarifies which fees an entity includes when it applies the ‘ 10 per cent’ test in paragraph B 3 . 3 . 6 of IFRS 9 in assessing whether to derecognize a financial liability . An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf . 3. IFRS 16 Leases . Lease incentives . The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example . 4. IAS 41 Agriculture . Taxation in fair value measurements . The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique . This will ensure consistency with the requirements in IFRS 13 . The amendments to IFRS 1 , IFRS 9 , and IAS 41 are effective for annual periods beginning on or after January 1 , 2022 . Early application is permitted . The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated . The Bank has implemented these improvements without significant impacts . Amendments to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use . Issued on May 15 , 2020 , this amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management . Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss . The amendments are effective for annual periods beginning on or after January 1 , 2022 . Early application is permitted . The Bank has implemented these improvements without significant impacts . Amendments to IAS 37 Onerous Contracts — Cost of Fulfilling a Contract . Issued on May 15 , 2020 , the changes specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’ . Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract) . The amendments published today are effective for annual periods beginning on or after January 1 , 2022 . Early application is permitted . The Bank has implemented these improvements without significant impacts . Amendments to IFRS 3 - Reference to the Conceptual Framework . Issued on May 15 , 2020 , the changes include : update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework ; add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21 , an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination ; and add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination . The amendments are effective for annual periods beginning on or after January 1 , 2022 . Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier . The Bank has implemented these improvements without significant impacts . F - 12

Banco Santander-Chile and Subsidiaries
Notes to the Interim Consolidated Financial Statements
AS OF JUNE 30, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 03 – RECONCILIATION OF EQUITY AND NET INCOME

As of June 30, 2022 and December 31, 2021, the shareholder equity and net income reconciliation is as follows:

	30-06-2022 MCh$	31-12-2021 MCh$
Equity under Chilean GAAP	**3,690,713**	**3,494,580**
Assets received in lieu in payment	10,462	7,683
Reverse additional provision	258,000	258,000
Perpetual bonds	639,997	598,136
Exchange rate provision adjustment	1,073	-
Fair value adjustment of loans at FVOCI	-	(6,062)
Debt instruments at amortised cost (remove FV)	-	311,761
ECL of loans at FVOCI	-	(42)
ECL of loans at AC	(104,958)	(92,901)
ECL of contingent loans	(13,875)	8,722
ECL of debt instruments at AC	-	(711)
Deferred taxes on adjustments	(40,690)	(131,341)
Minimum dividend adjustment	11,664	(20,252)
Equity under IFRS	**4,452,386**	**4,427,573**

Net income under Chilean GAAP	**529,194**	**784,920**
Assets received in lieu in payment	2,779	759
Reverse additional provision	-	132,000
Interest on perpetual bonds	(12,644)	-
Exchange rate provision adjustment	1,073	-
ECL of loans at FVOCI	745	(59)
ECL of loans at AC	(12,057)	(31,558)
ECL of contingent loans	(22,597)	216
ECL of debt instruments at FVOCI	-	435
ECL of debt instruments at AC	-	(711)
Consumer -- homologacion criterios	-	(1,594)
Income taxes on adjustments	8,115	(26,985)
Net income under IFRS	**494,608**	**857,423**

F - 13

Banco Santander - Chile and Subsidiaries Notes to the Interim Consolidated Financial Statements AS OF JUNE 30, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2021 NOTE 04 - SIGNIFICANT EVENTS As of June 30, 2022, the following significant events have occurred and affected the Bank’s operation and Interim Consolidated Financial Statements. a) The Board On March 22 , 2022 , at the ordinary session of the Board of Directors, the members agreed to summon an Ordinary Shareholders Meeting scheduled for April 27 , 2022 with the objective to propose the distribution of profits and payment of dividends equivalent to 60 % of the retained earnings as of December 31 , 2021 equivalent to $ 2 . 46741747 per share and to propose that the remaining 40 % of the profits will be destinated to increase the Bank's reserves . b) Shareholders’ meeting At the Ordinary Shareholders’ Meeting of Banco Santander - Chile held on April 27 , 2022 , along with the approval of the Consolidated Financial Statements for 2021 , the shareholders agreed to distribute 60 % of the net profits for the year (“Profit attributable to equity holders of the Bank”), which amounted to $ 464 , 975 million . Those profits represent a dividend of $ 2 . 46741747 Chilean pesos for each share . Likewise, the Board approved that the remaining 40 % of the profits will increase the Bank’s reserves . Additionally, the members discuss about the transitory and optional tax regime contemplated in article 25 of Law N ƒ 21 , 210 that modernizes the Chilean tax legislation, through which the shareholders have the option to pay a substitute tax rate of 30% . Also, the members approved PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2022 financial year. c) Others On February 4, 2022, the Committee for setting limits on interchange rates established the new limits on interchange rates: 0.6% for debit card 1.48% for credit card 1.04% for prepaid card The Bank has estimated that the implementation will cost MM$29.000 in 2022. F - 14

Banco Santander - Chile and Subsidiaries Notes to the Interim Consolidated Financial Statements AS OF JUNE 30, 2022 AND 2021 AND FOR THE YEAR ENDED DECEMBER 31, 2021 NOTE 05 - SUBSEQUENT EVENTS In July 2022 , the Bank announced the issuance of senior bond for US $ 340 million in UF and CLP, with different maturities, for finance genetal corporate expenses, whose series had previously been approved by the CMF, but had not yet been placed on the market . Additionaly, the Board of the Central Bank of Chile, in order to facilitate the adjustment of the Chilean economy to the uncertain and changing internal and external conditions, has decided to implement an exchange intervention program and preventive provision of liquidity in dollars, for an amount of up to US $ 25 , 000 million beginning in July 18 , 2022 until September 30 , 2022 . On July 25 , 2022 , at the Extraordinary Shareholders' Meeting of Santander S . A . Sociedad Securitizadora, the proposed capital increase of MCh $ 510 was approved . The final capital amount of Ch $ $ 1 , 726 , 769 , 815 divided into 280 common, nominative shares of the same series and without par value . No new shares were issued . Further, these Interim Consolidated Financial Statements were approved by the Directors and Audit Committee . On July 27 , 2022 , in an extraordinary session of the Bank's Board of Directors, the appointment of Mr . Román Blanco Reinosa as General Manager of the Bank was approved as of August 1 , 2022 , replacing Mr . Miguel Mata Huerta . There are no other subsequent events that occurred between July 1 , 2022 and the date of issuance of these Interim Consolidated Financial Statements to disclose . F - 15